S I E B E R T F I N A N C I A L C O R P .

October 1, 2007

BY ELECTRONIC TRANSMISSION

Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Mr. John Cash

Re:	Siebert Financial Corp.
Form 10-K for the year ended December 31, 2006 File No. 0-5703

Ladies and Gentlemen:

          On September 20, 2007, Siebert Financial Corp. (the “Company”) received comments from the Commission’s staff (the “Staff”) regarding the Form 10-K for the year ended December 31, 2006 that the Company previously filed on April 2, 2007. The Company’s responses to the comments received on September 20, 2007 appear below. The Staff’s comments are reprinted below followed by the Company’s responses.

Item 9A. Controls and Procedures, page 21

1. We note from your disclosure that your President and Chief Financial Officer “concluded that [your] disclosure controls and procedures are effective in timely alerting them to material information relating to the Company that is required to be included in [your] periodic filings with the Securities and Exchange Commission.” Please confirm to us for both you form 10-K and your subsequent Form 10-Qs, if true, and revise in future filings your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by an issuer in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, in future filings please include that your disclosure controls and procedures are “effective” or “ineffective” without providing any part of the definition of disclosure controls and procedures. Refer to Exchange Act Rule 15d-15(e).

Response: The Company confirms that with respect to its Form 10-K and subsequent Form 10-Qs its officers concluded that the Company’s disclosure controls and procedures are effective to

885 Third Avenue, 17th floor, New York, NY 10022-4802 • Telephone: 212.644.2400 Fax: 212.486.2784

ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Company will revise this disclosure in its future filings with the Commission to reflect that its disclosure controls and procedures are effective.

Consolidated Statement of Income, page F-3

2. We note that you have included income from equity investees in revenues rather than presenting this line item below provision for income taxes. In future filings, please remove income from equity investees from revenue. Refer to Section XI.B. of the March 11, 2003 meeting minutes of the SEC Regulations Committee for guidance. If you believe your equity method investees are integral to your operations and intend to present this line item above income before any provisions for income taxes, please provide us with a comprehensive explanation as to why you believe these equity method investees are integral to your operations. Refer to Rule 5-03.13 of Regulation S-X for additional guidance. If you determine that the income from this equity investment is an integral part of your operations, please include this disclosure in future filings.

Response: The Company conducts its municipal bond investment banking business and related derivatives transactions through Siebert Brandford Shank & Co., LLC (“SBS”) and SBS Financial Products Company, LLC (“SBSFP”), investees, which are accounted for by the equity method. The Company believes the business of SBS and SBSFP are integral to the operations of the Company due to the fact that in the normal course of business the Company earns fees from investment banking services, however, with respect to revenue from municipal securities, all such fees are earned through the equity investees. Prior to the formation of SBS, all municipal underwriting was done directly by the Company through a division. In 1997, SBS was formed and all municipal underwriting business was transferred to that entity in order to share risk with the managers of SBS. The business of SBSFP is also integral to the operations of the Company as the operations of SBSFP are directly related to the municipal underwriting business of SBS.

Both SBS and the Company are in the investment banking business and SBSFP is in a directly related business. Investment banking revenues, which are significant, are shown as a separate line item under revenues in the Company’s consolidated statements of income. As the Company’s equity in earnings from the investees are derived from investment banking or related revenues, the Company believes that presenting such item under revenues rather than as a separate line item above income before provision for income taxes provides a more meaningful presentation of its operations. The Company further believes that its presentation conforms with Rule 5-03-13 of Regulation S-X in that the rule provides for flexibility in the position and manner of presentation of equity in earnings of investees and does not prohibit such item from being shown under revenues. In addition, the Company has noted public filings of other companies that have adopted a similar presentation under apparent similar circumstances. Accordingly, the Company believes that including its equity in investees earnings under revenues is the best presentation under its circumstances and would prefer to continue to do so. However, if this is not acceptable to the Staff, the Company proposes to show its equity in investees earnings in a separate caption between revenues and expenses with a subtotal of revenues and equity in investees earnings included in the income statement.

The Company will disclose how the operations of the investees are an integral part of the Company’s operations in future filings with the Commission.

Consolidated Statement of Cash Flows, page F-5

3. We note that you have included “Distributions from equity investees” within net cash provided by operating activities. Please confirm to us that this amount is a return on your investment as required by paragraph 22 of SFAS95. Additionally, we note you have included “Collection (Payment) of advances made to equity investees” in investing activities. Please confirm to us that this amount represents a return of your investment as required by paragraph 16b of SFAS95.

Response: The Company hereby confirms that the “Distributions from equity investees” that are included within net cash provided by operating activities represents a return on the Company’s investment as required by paragraph 22 of SFAS95. In addition, the Company hereby confirms that the “Collection of advances made to equity investees” that are included in investing activities represents a return of the Company’s investment as required by paragraph 16b of SFAS95.

4. In future filings, please ensure the auditors’ report includes their signature as required by Rule 2-02(a) of Regulation S-X.

Response: The Company notes your comment and will ensure that the auditors’ report reflects its signature as required by Rule 2-02(a) of Regulation S-X in future filings. The original signature on the auditors’ report is maintained in the Company’s files.

          In addition, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. If you have any further questions or need any further information regarding this filing, please call the undersigned at (212) 644-2434.

Very truly yours,

/s/ Joseph M. Ramos, Jr.
Joseph M. Ramos, Jr.
Chief Financial Officer

cc:	Jeanne Rosendale, Esq.
Warren Nimetz, Esq.
Leonard Leiman, Esq.